EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

AS OF DECEMBER 31, 2008

FULL NAME OF SUBSIDIARY	PLACE OF INCORPORATION

MONTPELIER REINSURANCE LTD.	BERMUDA
MONTPELIER INVESTMENT HOLDINGS LTD.	BERMUDA
MONTPELIER HOLDINGS LIMITED	UNITED KINGDOM
MONTPELIER RE U.S. HOLDINGS LTD.	DELAWARE
MONTPELIER CAPITAL LIMITED	UNITED KINGDOM
MONTPELIER U.S. INSURANCE COMPANY	OKLAHOMA

Certain other subsidiaries of the Company have been omitted since, in the aggregate, they would not constitute a significant subsidiary.